Exhibit 23.1


                                          CONSENT OF INDEPENDENT AUDITORS


To Board of Directors
Advanced Logic Research, Inc.

     We consent to the incorporation by reference in the Registration Statements (No. 333-10865 and 33-59763) on Form S-8 of Advanced Logic Research, Inc. of our report dated October 24, 1996, except as to note 14 which is as of November 26, 1996, related to the consolidated balance sheets of Advanced Logic Research, Inc. as of September 30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows and related schedule for each of the years in the three-year period ended September 30, 1996, which report appears in the September 30, 1996 Annual Report on Form 10-K of Advanced Logic Research, Inc.



KPMG Peat Marwick LLP
Orange County, California
December 26, 1996